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                               [HAUSER LETTERHEAD]

                                November 7, 2000

Dear Shareholders:

     Fiscal year 2000, which ended March 31, 2000, was a year in which great expectations for the Company were not realized. Industry conditions played a substantial role in the Company's underperformance.

     Stimulated in substantial part by the double digit growth of the retail market for dietary supplements which had occurred in 1997 and 1998, in June 1999 the bulk botanical extract and fine chemicals distribution and the botanicals raw material sourcing capabilities of Zuellig Group N.A. were merged with the bulk botanical extract production capability and technological expertise of the Company. Thus, one of the largest distributors of bulk botanical extracts to North American dietary supplement manufacturers was joined with the Company which had developed the process for extracting paclitaxol. The double digit growth also brought major pharmaceutical companies, with their brands, as suppliers to the retailers of dietary supplements. Mass market retailers became sellers of dietary supplements. It appeared that manufacturers of bulk botanical extracts, both domestic and foreign, would have to increase capacity to satisfy the demand for these products.

     However, in the eleven months ended March 31, 2000, the industry's double digit growth had become no growth and, with respect to some products, became double digit reduction. Dietary supplement manufacturers, purchasing in anticipation of growth, found themselves with significant amounts of excess inventory. To protect market share, and in response to the aggressive pricing of mass market retailers, major dietary supplement retailers substantially reduced prices. Prices for our standard bulk botanical extracts were reduced by as much as 50% to remain competitive and maintain market share. Instead of insufficient capacity, the industry had excess inventory which was not price sensitive.

     But the news isn't all bad. We do believe that the excess inventory of bulk botanical extracts is diminishing and we are cautiously optimistic that, in the next fiscal year which commences April 1, 2001, we will start to sell products at profitable prices.
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     So, while our FY2000 merger made us one of the largest distributors of bulk botanical extracts to North American dietary supplement manufacturers, it has been difficult to display our newfound strengths. But we have been working hard. Since the merger, we have focused on:

     NEW PRODUCTS. It is our belief that the Company, with its technological skills, has the capability to create new products derived from botanicals which can demonstrably improve health, as shown by clinical trials. These products will substantially contribute to the future success of the Company. In February 2000, Dr. Dean P. Stull, one of the founders of the Company, took direct responsibility for the development of such products. At that time he resigned as Chairman and Co-Chief Executive Officer and became a Senior Executive Vice President, Technology and remained a Director.

     COST REDUCTIONS. We have reduced our costs substantially, especially as it relates to the manufacturing of bulk botanical extracts. We have also reduced the number of our employees from approximately 450 to 300 without adversely affecting our production or laboratory service's capabilities. We believe our present manufacturing costs are competitive with both domestic and European suppliers of bulk botanical extracts.

     DEBT RESTRUCTURING. In October 2000, Wells Fargo Bank, N.A. agreed to amend our Credit Agreement to eliminate the default which had existed since February 2000. The amended Credit Agreement, which initially provides a Revolving Loan of $24,500,000, reducing to $17,000,000 at March 31, 2001, is for a term ending September 30, 2001, at the Bank's prime interest rate. The Bank conditioned the amendment on Zatpack Inc. purchasing a subordinated note from the Company for $3 million. The subordinated note bears interest at 6.5% per annum, is due in October 2003, and has warrants attached to purchase 992,789 shares of common stock of the Company at $.5855 per share. The Company received the opinion of Peter J. Solomon Company, Ltd., investment bankers, that the consideration received by the Company was fair from a financial point of view to the Company and its stockholders other than Zatpack Inc.

     CONSOLIDATION OF TECHNICAL SERVICES. Hauser Laboratories and Shuster Laboratories have been combined into one organization called Hauser Technical Services. Combining our laboratory

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facilities in Massachusetts and Colorado has enabled us to expand services provided to customers and to improve the overall efficiency of both organizations. Both laboratories will continue to do business under their respective, well-known names.

     ZETAPHARM REVENUES. ZetaPharm revenues increased by 34% in the first quarter of fiscal 2001. In July, ZetaPharm was informed that its principal excipient supplier had elected to sell products directly rather than use the Company for marketing and distribution. Company sales of excipients decreased significantly beginning in August.

     In October 2000, Volker Wypyszyk , who had led Zuellig Botanical Extracts to be the largest distributor of bulk botanical extracts in the United States and without whose efforts the merger would not have occurred, requested to be relieved of his duties as Chief Executive Officer so that he could focus on restoring the Natural Products Division to profitability. He became a Senior Executive Vice President and remained a Director.

     The Board of Directors asked me to become President and Chief Executive Officer and to be a Director. I had originally joined the Company as Senior Executive Vice President and Chief Financial Officer in July 2000. I have experience in working with under-performing companies. I believe the Company's losses since the merger are primarily attributable to the condition of the market for bulk botanical products. I also believe that the Company has both the executive and employee talent and skills which are required to return to profitability.

     Management is confident that the dietary supplement market will recover from its present condition and that the Company, as envisioned by the merger, will be a major, profitable supplier of bulk botanical extracts to dietary supplement suppliers.


                                        Sincerely,

                                        /s/ Kenneth C. Cleveland

                                        Kenneth C. Cleveland
                                        President and Chief Executive Officer

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